December 14, 2011

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services

Re:	Landmark Energy Enterprise, Inc.
SEC Comment Letter dated November 28, 2011
File No. 000-54153

Dear Ms. Jenkins,

On behalf of Landmark Energy Enterprise, Inc. (the “Company”), I write to request an extension of an additional 2 weeks for the Company to submit the responses to your comment letter dated November 28, 2011 regarding the Company’s Form 10-Q/A for fiscal quarter ended July 31, 2011.  The Company had planned to submit the responses by December 12, 2011, however, due to certain circumstances, extra time was needed to prepare and finalize the responses.

 We will submit the responses to you by December 28, 2011.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at Bernard & Yam, LLP, 401 Broadway Suite 1708, New York, NY 10013, phone: 212-219-7783, facsimile: 212-219-3604.

Truly yours,

   /s/ Man C. Yam
_________________________
        Man C. Yam, Esq.

Legal Counsel for
Landmark Energy Enterprise Inc